Exhibit 99.1

U.S. AUTO PARTS NETWORK, INC. REPORTS RESULTS FOR FOURTH QUARTER AND FISCAL YEAR 2014

- Fourth quarter net sales $70.57 million

- Fiscal 2014 net sales $283.51 million

- Fourth quarter total sales increased 18.1%

- Fiscal 2014 total sales increased 11.3%

- Fourth quarter Adjusted EBITDA of $1.17 million

- Fiscal 2014 Adjusted EBITDA of $7.90 million

CARSON, California, March 9, 2015 - U.S. Auto Parts Network, Inc. (NASDAQ: PRTS), one of the largest online providers of automotive aftermarket parts and accessories, today reported net sales for the fourth quarter ended January 3, 2015 (“Q4 2014”) of $70.57 million compared with the fourth quarter ended December 28, 2013 (“Q4 2013”) of $59.74 million, an increase of 18.1% from Q4 2013. Excluding the 14th week in the fiscal fourth quarter ended January 3, 2015, net sales were $66.93 million, an increase of 12.0% from Q4 2013. Q4 2014 net loss attributable to U.S. Auto Parts was $2.41 million, or $0.07 per share, compared with Q4 2013 net loss of $1.33 million, or $0.04, per share. The Company generated Adjusted EBITDA (EBITDA plus share-based compensation expense, restructuring costs and inventory write-down related to the closure of the Carson Warehouse) of $1.17 million for Q4 2014 compared to $1.62 million for Q4 2013. For further information regarding Adjusted EBITDA, including a reconciliation of net loss to Adjusted EBITDA, see Non-GAAP Financial Measures below.
Net Sales for fiscal year 2014 were $283.51 million compared with fiscal year 2013 of $254.75 million, an increase of 11.3%. Excluding the 53rd week, net sales for the fiscal year 2014 were $279.87 million, an increase of 9.9%. Net loss U.S. Auto Parts for fiscal year 2014 was $6.88 million, or $0.21 per share, compared to a net loss of $15.63 million or $0.48 per share for fiscal year 2013. The Company generated Adjusted EBITDA of $7.90 million in fiscal year 2014 compared to $6.00 million in fiscal year 2013 or a 31.7% improvement.
“We are pleased with our third consecutive quarter of double digit revenue growth and double digit growth for the entire year." - stated, Shane Evangelist, Chief Executive Officer of U.S. Auto Parts.
Q4 2014 Financial Highlights

•
Net sales increased to $70.57 million for Q4 2014 compared to $59.74 million for Q4 2013. Our Q4 2014 net sales consisted of online sales, representing 90.6% of the total (compared to 89.3% in Q4 2013), and offline sales, representing 9.4% of the total (compared to 10.7% in Q4 2013). The net sales increase was primarily due to an increase of $10.56 million, or 19.8%, in online sales. The sales channels growth is the result of a $6.80 million, or 16.5%, increase in our e-commerce sales channels and a $3.69 million, or 31.1%, increase in our online marketplaces. The $6.80 million increase in our e-commerce sales channels was driven by an 9.9% increase in conversion and a 2.8% increase in average order value. The $3.69 million increase in our online marketplaces was driven by a 25.5% increase in orders and a 4.6% increase in average order value.

•
Gross profit increased by $1.44 million, or 8.2%, in Q4 2014 compared to Q4 2013. Gross margin rate decreased 2.5% to 26.8% in Q4 2014 compared to 29.3% in Q4 2013. Excluding the inventory write-down related to the Carson Warehouse closure, gross margin was 27.5% or down 1.8% from last year.  The 1.8% decrease was primarily due to our competitive pricing strategies of our private label and branded products which drove our double digit sales growth in the quarter.

•
Marketing expense was $10.65 million in Q4 2014, up from $9.28 million in Q4 2013. However, marketing expense in Q4 2014 decreased as a percentage of net sales to 15.1% from 15.5% in Q4 2013. Online advertising expense, which includes catalog costs, was $4.62 million, or 7.2%, of online sales for Q4 2014, compared to $3.71 million, or 7.0%, of online sales for Q4 2013. The increase in online spend of 24.5% for Q4 2014 compared to Q4 2013 was due to greater spend across commercial and search engine websites which resulted in higher sales. Marketing expense, excluding online advertising, was $6.03 million, or 8.5%, of net sales for Q4 2014, compared to $5.57 million, or 9.3%, of net sales for Q4 2013.

•
General and administrative expense was $4.17 million in Q4 2014, up from $3.94 million in Q4 2013. However, general and administrative expense decreased as a percent of net sales to 5.9% in Q4 2014, from 6.6%, of net sales in Q4 2013.

•
Fulfillment expense was $5.02 million, or 7.1%, of net sales in Q4 2014 compared to $4.11 million, or 6.9%, of net sales in Q4 2013. The increase of $0.91 million was primarily due to increased variable wages related to a higher volume of inventory receipts as the Company built-up inventory levels to accommodate continued revenue growth.

•	Technology expense was flat in Q4 2014 compared to Q4 2013. Technology expense was $1.22 million, or 1.7%, of net sales in Q4 2014, compared to $1.09 million, or 1.8%, of net sales in Q4 2013.

•	Capital expenditures for Q4 2014 were $1.26 million compared with $1.65 million in Q4 2013.

•
Cash and cash equivalents and investments were $7.72 million and total debt under our revolver was $11.02 million as of January 3, 2015 compared to $0.87 million and $6.77 million, respectively, as of December 28, 2013.

Q4 2014 Operating Metrics

	Q4 2014	Q4 2013	Q3 2014
Conversion Rate [1]	1.67%	1.52%	1.67%
Customer Acquisition Cost [1]	$7.46	$7.02	$7.14
Online Advertising Spend (% Online Sales) [1]	7.2%	7.0%	7.2%
Unique Visitors (millions) [1]	29.3	28.8	29.4
Number of Orders - E-commerce only (thousands)	490	436	491
Number of Orders - Online Marketplace (thousands)	251	200	243
Total Number of Internet Orders (thousands)	741	636	734
Revenue Capture (% Sales) [2]	85.6%	84.9%	83.9%
Average Order Value - E-commerce only	$112	$109	$113
Average Order Value - Online Marketplace	$68	$65	$65
Average Order Value - Total Internet Orders	$97	$95	$97

1	Excludes online marketplaces and media properties (e.g. AutoMD).
2
Revenue capture is the amount of actual dollars retained after taking into consideration returns, credit card declines and product fulfillment and excludes online marketplaces and media properties (e.g. AutoMD).

Non-GAAP Financial Measures
Regulation G, “Conditions for Use of Non-GAAP Financial Measures,” and other provisions of the Securities Exchange Act of 1934, as amended, define and prescribe the conditions for use of certain non-GAAP financial information. We provide “Adjusted EBITDA,” which is a non-GAAP financial measure. Adjusted EBITDA consists of net income before (a) interest expense, net; (b) income tax provision; (c) depreciation and amortization expense; (d) amortization of intangible assets; (e) share-based compensation expense; (f) restructuring costs; and (g) inventory write-down related to Carson warehouse closure.
The Company believes that this non-GAAP financial measure provides important supplemental information to management and investors. This non-GAAP financial measure reflects an additional way of viewing aspects of the Company’s operations that, when viewed with the GAAP results and the accompanying reconciliation to corresponding GAAP financial measures, provides a more complete understanding of factors and trends affecting the Company’s business and results of operations.

Management uses Adjusted EBITDA as a measure of the Company’s operating performance because it assists in comparing the Company’s operating performance on a consistent basis by removing the impact of items not directly resulting from core operations. Internally, this non-GAAP measure is also used by management for planning purposes, including the preparation of internal budgets; for allocating resources to enhance financial performance; for evaluating the effectiveness of operational strategies; and for evaluating the Company’s capacity to fund capital expenditures and expand its business. The Company also believes that analysts and investors use Adjusted EBITDA as a supplemental measure to evaluate the overall operating performance of companies in our industry. Additionally, lenders or potential lenders use Adjusted EBITDA to evaluate the Company’s ability to repay loans.
This non-GAAP financial measure is used in addition to and in conjunction with results presented in accordance with GAAP and should not be relied upon to the exclusion of GAAP financial measures. Management strongly encourages investors to review the Company’s consolidated financial statements in their entirety and to not rely on any single financial measure. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies’ non-GAAP financial measures having the same or similar names. In addition, the Company expects to continue to incur expenses similar to the non-GAAP adjustments described above, and exclusion of these items from the Company’s non-GAAP measures should not be construed as an inference that these costs are unusual, infrequent or non-recurring.
The table below reconciles net loss to Adjusted EBITDA for the periods presented (in thousands):

	Fourteen Weeks Ended	Thirteen Weeks Ended	Fiscal Year Ended
	January 3, 2015	December 28, 2013	January 3, 2015	December 28, 2013
Consolidated
Net loss	$(2,613)	$(1,325)	$(7,086)	$(15,634)
Interest expense	317	276	1,101	972
Income tax provision	70	(48)	138	43
Amortization of intangibles	106	82	422	381
Depreciation and amortization	2,090	2,439	8,923	12,175
EBITDA	(30)	1,424	3,498	(2,063)
Share-based compensation	680	198	2,371	1,263
Impairment loss on property and equipment	—	—	—	4,832
Impairment loss on intangible assets	—	—	—	1,245
Inventory write-down related to Carson closure	419	—	897	—
Restructuring costs	102	—	1,137	723
Adjusted EBITDA	$1,171	$1,622	$7,903	$6,000

Conference Call
The conference call is scheduled to begin at 2:00 pm Pacific Time (5:00 pm Eastern Time) on Monday, March 9, 2015. Participants may access the call by dialing 877-407-9039 (domestic) or 201-689-8470 (international). In addition, the call will be broadcast live over the Internet and accessible through the Investor Relations section of the Company's website at www.usautoparts.net where the call will be archived for two weeks. A telephone replay will be available through March 23, 2015. To access the replay, please dial 877-870-5176 (domestic) or 858-384-5517 (international), passcode 13601276.
About U.S. Auto Parts Network, Inc.
Established in 1995, U.S. Auto Parts is a leading online provider of automotive aftermarket parts, including body parts, engine parts, performance parts and accessories. Through the Company’s network of websites, U.S. Auto Parts provides individual consumers with a broad selection of competitively priced products that are mapped by a proprietary product database to product applications based on vehicle makes, models and years. U.S. Auto Parts’ flagship websites are located at www.autopartswarehouse.com, www.jcwhitney.com, and www.AutoMD.com and the Company’s corporate website is located at www.usautoparts.net .

U.S. Auto Parts is headquartered in Carson, California.
Safe Harbor Statement
This press release contains statements which are based on management’s current expectations, estimates and projections about the Company’s business and its industry, as well as certain assumptions made by the Company. These statements are forward looking statements for the purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended and Section 27A of the Securities Act of 1933, as amended. Words such as “anticipates,” “could,” “expects,” “intends,” “plans,” “potential,” “believes,” “predicts,” “projects,” “seeks,” “estimates,” “may,” “will,” “would,” “will likely continue” and variations of these words or similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, the Company’s expectations regarding its future operating results and financial condition, and our potential growth. We undertake no obligation to revise or update publicly any forward-looking statements for any reason. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.
Important factors that may cause such a difference include, but are not limited to, the Company’s ability to integrate and achieve efficiencies of acquisitions, economic downturn that could adversely impact retail sales; marketplace illiquidity; demand for the Company’s products; increases in commodity and component pricing that would increase the Company’s per unit cost and reduce margins; the competitive and volatile environment in the Company’s industry; the Company’s ability to expand and price its product offerings, control costs and expenses, and provide superior customer service; the mix of products sold by the Company; the effect and timing of technological changes and the Company’s ability to integrate such changes and maintain, update and expand its infrastructure and improve its unified product catalog; the Company’s ability to improve customer satisfaction and retain, recruit and hire key executives, technical personnel and other employees in the positions and numbers, with the experience and capabilities, and at the compensation levels needed to implement the Company’s business plans both domestically and internationally; the Company’s cash needs, including requirements to amortize debt; regulatory restrictions that could limit the products sold in a particular market or the cost to produce, store or ship the Company’s products; any changes in the search algorithms by leading Internet search companies; the Company’s need to assess impairment of intangible assets and goodwill; the Company’s ability to comply with Section 404 of the Sarbanes-Oxley Act and maintain an adequate system of internal controls; and any remediation costs or other factors discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including the Risk Factors contained in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, which are available at www.usautoparts.net and the SEC’s website at www.sec.gov.  You are urged to consider these factors carefully in evaluating the forward-looking statements in this release and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. Unless otherwise required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as result of new information, future events or otherwise.

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited, In Thousands, Except Par and Liquidation Value)

	January 3, 2015	December 28, 2013
ASSETS
Current assets:
Cash and cash equivalents	$7,653	$818
Short-term investments	62	47
Accounts receivable, net of allowances of $41 and $213 at January 3, 2015 and December 28, 2013, respectively	3,804	5,029
Inventory	48,362	36,986
Other current assets	2,669	3,234
Total current assets	62,550	46,114
Property and equipment, net	16,966	19,663
Intangible assets, net	1,707	1,601
Other non-current assets	1,684	1,804
Total assets	$82,907	$69,182
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$25,362	$19,669
Accrued expenses	7,747	5,959
Revolving loan payable	11,022	6,774
Current portion of capital leases payable	269	269
Other current liabilities	3,505	3,682
Total current liabilities	47,905	36,353
Capital leases payable, net of current portion	9,270	9,502
Deferred income taxes	1,618	335
Other non-current liabilities	1,891	2,126
Total liabilities	60,684	48,316
Commitments and contingencies
Stockholders’ equity:
Series A convertible preferred stock, $0.001 par value; $1.45 per share liquidation value or aggregate of $6,017; 4,150 shares authorized; 4,150 shares issued and outstanding at January 3, 2015 and December 28, 2013	4	4
Common stock, $0.001 par value; 100,000 shares authorized; 33,624 and 33,352 shares issued and outstanding at January 3, 2015 and December 28, 2013, respectively	33	33
Additional paid-in-capital	174,369	168,693
Common stock dividend distributable	—	60
Accumulated other comprehensive income	360	446
Accumulated deficit	(155,489)	(148,370)
Total stockholders’ equity	19,277	20,866
Noncontrolling interest	2,946	—
Total equity	22,223	20,866
Total liabilities and equity	$82,907	$69,182

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE OPERATIONS
(Unaudited, in Thousands, Except Per Share Data)

	Fourteen Weeks Ended	Thirteen Weeks Ended	Year Ended
	January 3, 2015	December 28, 2013	January 3, 2015	December 28, 2013
Net sales	$70,568	$59,735	$283,508	$254,753
Cost of sales (1)	51,653	42,260	205,058	180,620
Gross profit	18,915	17,475	78,450	74,133
Operating expenses:
Marketing	10,652	9,284	42,008	41,045
General and administrative	4,169	3,941	16,701	17,567
Fulfillment	5,017	4,112	20,368	18,702
Technology	1,223	1,093	4,863	5,128
Amortization of intangible assets	106	82	422	381
Impairment loss on property and equipment	—	—	—	4,832
Impairment loss on intangible assets	—	—	—	1,245
Total operating expenses	21,167	18,512	84,362	88,900
Loss from operations	(2,252)	(1,037)	(5,912)	(14,767)
Other income (expense):
Other income (expense), net	26	(66)	65	148
Interest expense	(317)	(270)	(1,101)	(972)
Total other expense, net	(291)	(336)	(1,036)	(824)
Loss before income taxes	(2,543)	(1,373)	(6,948)	(15,591)
Income tax provision	70	(48)	138	43
Net loss including noncontrolling interests	(2,613)	(1,325)	(7,086)	(15,634)
Net loss attributable to noncontrolling interests	(207)	—	(207)	—
Net loss attributable to U.S. Auto Parts	(2,406)	(1,325)	(6,879)	(15,634)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	—	24	19	55
Actuarial loss on defined benefit plan	(106)	—	(106)	—
Unrealized gains on investments	—	3	—	7
Total other comprehensive loss	(106)	27	(87)	62
Comprehensive loss	$(2,512)	$(1,298)	$(6,966)	$(15,572)
Basic and diluted net loss per share	$(0.07)	$(0.04)	$(0.21)	$(0.48)
Shares used in computation of basic and diluted net loss per share	33,573	33,308	33,489	32,697

(1)	Excludes depreciation and amortization expense which is included in marketing, general and administrative and fulfillment expense.

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, In Thousands)

	Year Ended
	January 3, 2015	December 28, 2013
Operating activities
Net loss inluding noncontrolling interests	$(7,086)	$(15,634)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expense	8,923	12,175
Amortization of intangible assets	422	381
Impairment loss on property and equipment	—	4,832
Impairment loss on intangible assets	—	1,245
Deferred income taxes	74	59
Share-based compensation expense	2,371	1,263
Stock awards issued for non-employee director service	—	31
Amortization of deferred financing costs	81	81
Gain from disposition of assets	(96)	(35)
Changes in operating assets and liabilities:
Accounts receivable	1,105	2,403
Inventory	(11,412)	5,740
Other current assets	471	954
Other non-current assets	(39)	(213)
Accounts payable and accrued expenses	6,992	(11,833)
Other current liabilities	(302)	(1,054)
Other non-current liabilities	(261)	472
Net cash provided by operating activities	1,243	867
Investing activities
Additions to property and equipment	(5,556)	(8,325)
Proceeds from sale of property and equipment	27	47
Cash paid for intangible assets	(200)	—
Purchases of marketable securities and investments	(746)	(7)
Proceeds from sale of marketable securities and investments	745	52
Purchases of company-owned life insurance	—	(106)
Net cash used in investing activities	(5,730)	(8,339)
Financing activities
Borrowings from revolving loan payable	19,506	19,561
Payments made on revolving loan payable	(15,258)	(29,008)
Proceeds from sale leaseback transaction	—	9,584
Proceeds from issuance of Series A convertible preferred stock	—	6,017
Payment of issuance costs from Series A convertible preferred stock	—	(847)
Proceeds from issuance of common stock	—	2,235
Payment of issuance costs from common stock	—	(244)
Proceeds from sale of equity in subsidiary	7,000	—
Payments on capital leases	(232)	(198)
Proceeds from exercise of stock options	295	183
Other	—	(64)
Net cash provided by financing activities	11,311	7,219
Effect of exchange rate changes on cash	11	41
Net change in cash and cash equivalents	6,835	(212)
Cash and cash equivalents, beginning of period	818	1,030
Cash and cash equivalents, end of period	$7,653	$818
Supplemental disclosure of non-cash investing and financing activities:
Accrued asset purchases	$1,232	$736
Property acquired under capital lease	—	322
Unrealized gain on investments	—	7
Supplemental disclosure of cash flow information:
Cash received during the period for income taxes	$60	$43
Cash paid during the period for interest	1,029	884

Investor Contacts:
Mike Yoshida, Interim Chief Financial Officer
U.S. Auto Parts Network, Inc.
myoshida@usautoparts.com
(424) 702-1455 x592